Exhiibit 99.1

YAMANA GOLD ANNOUNCES NEW APPOINTMENTS TO BOARD OF DIRECTORS

TORONTO, ONTARIO, September 2, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced Christiane Bergevin and Jane Sadowsky have joined its Board of Directors (“the Board”).  The appointment of Ms. Bergevin and Ms. Sadowsky reflects the Board’s focus on broadening diversification, and gender diversification in particular, and maintaining the highest standards of governance and stewardship.

“We are pleased that Christiane and Jane have joined our Board of Directors and we look forward to their contributions to the stewardship of Yamana.  Their significant business, finance, industry, corporate and corporate strategy experience will provide a meaningful enhancement to our Board of Directors,” said Peter Marrone, Chairman and Chief Executive Officer. “We are gaining additional high calibre Directors with a range of experience and expertise required to deliver and enhance value for our shareholders.”

Ms. Bergevin currently serves as Executive Vice President, Partnerships and Business Development, Office of the President at Desjardins Group (“Desjardins”) based in Montreal, Quebec.  From 2009 to 2013 she was the Executive Vice-President, Strategic Partnerships, Office of the President at Desjardins.  Prior to joining Desjardins, Ms. Bergevin was appointed Senior Vice-President and General Manager, Corporate Projects, with SNC-Lavalin Group Inc. (‘‘SNC-Lavalin’’) after having held increasingly senior executive finance positions with SNC-Lavalin subsidiaries over an 18 year period, including as President of SNC-Lavalin Capital Inc., its project finance advisory arm, between 2001 and 2008.  Ms. Bergevin holds a Bachelor of Commerce (with Distinction) from McGill University, graduated from the Wharton School at the University of Pennsylvania Advanced Management Program and holds an ICD.D designation from the Institute of Corporate Directors.

Ms. Bergevin has served on the Board of Directors for Talisman Energy Inc. since 2009 and previously held directorships at Fiera Capital Inc., the Montreal Board of Trade, la Caisse de Dépôt et Placement du Québec and the Business Development Bank of Canada.

Ms. Sadowsky currently serves as Managing Partner at Gardener Advisory LLC, based in New York, New York, which provides consulting and advisory services predominately in the electricity power sector to public and private sector clients in the United States and abroad.  Ms. Sadowsky retired, after more than 22 years as a New York City-based investment banker, as a Senior Managing Director from Evercore Partners, Inc. (“Evercore”), where she started and ran the power and utilities advisory group.  Prior to Evercore, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette.  Ms. Sadowsky holds a Bachelor of Arts degree in Political Science and International Relations from the University of Pennsylvania and a Master of Business Administration, focused on Finance and Accounting, from the Wharton School at the University of Pennsylvania.

The appointment of Ms. Bergevin and Ms. Sadowsky supports the Company’s continuing evolution and strategy.  Consistent with this strategy is the Board’s focus on the diversity of experience and skill sets best suited to the direction of the Company.  The same approach has been applied to management to balance jurisdictional presence, operational and technical depth with the Company’s focus on those assets and projects that are expected to contribute most to production and cash flow, and creating value.

As part of the strategy earlier this year, the Company announced additions to Senior Management that reflect an important pivot in the focus of management and supplemented existing management through the addition of high quality mining experience to create a focused management for its efforts in the Americas.

The appointment of Daniel Racine as Senior Vice President, Canadian Operations and Mine Planning and Development better aligned technical and jurisdictional expertise with a portfolio that now includes Canadian Malartic, Kirkland Lake and other Canadian exploration assets.  Mr. Racine is responsible for the optimization and expansions underway at Canadian Malartic, and the development of Kirkland Lake.

The appointment of Barry Murphy as Senior Vice President, Technical Services increases the technical depth of management as the Company continues to advance its development projects.  Mr. Murphy will be responsible for all project development and construction, as well as the optimization of existing operations as the Company continues its focus on increasing returns and creating shareholder value.  Mr. Murphy’s initial focus will be Cerro Moro, Suyai, and Agua Rica.

The Company expects these additions to its Board of Directors and Senior Management positions it to continue delivering and increasing value for shareholders.  In the second half of 2014, the Company expects to make a construction decision at Cerro Moro, finalize an optimization plan for Canadian Malartic and advance permitting at Suyai, the sulphide study at Gualcamayo and exploration at the Kirkland Lake project.  The Company will deliver on these expectations while continuing to balance top and bottom line growth with the goal of maximizing cash flow and ultimately free cash flow.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, the Mexican Peso, and the Canadian Dollar versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.